UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K    [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q    [_] Form N-SAR

For Period Ended: September 30, 2015
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Quantum Fuel Systems Technologies Worldwide, Inc.

Full Name of Registrant:

 Former Name if Applicable

25242 Arctic Ocean Drive

Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

In connection with the preparation of Quantum Fuel Systems Technologies Worldwide, Inc’s (the “Company”) financial statements for the quarter ended September 30, 2015, management of the Company determined that errors occurred in the accounting for inventory that resulted from clerical errors originating in connection with physical inventory counts and valuation procedures performed as of June 30, 2015.

As a result of these errors, the Company restated its unaudited consolidated financial statements for the periods ended June 30, 2015, which restated financial statements were filed in a form 10-Q/A with the Securities and Exchange Commission on November 9, 2015. As a result of the time and effort needed to sufficiently assess and conclude on the clerical errors and to complete the restatement of the June 30, 2015 financial statements, additional time is needed for the Company to complete its closing process for the period ended September 30, 2015 and for the Company’s independent registered public accounting firm to complete its review of such financial statements. Therefore, the Company is unable to file its Form 10-Q for the period ended September 30, 2015 on or before the prescribed due date of November 9, 2015.

The Company anticipates that it will be able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2015 within the time period prescribed in Rule 12b-25(b)(2)(ii).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth R. Lombardo	586	231-3828
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that total revenues to be reported for continuing operations will increase by approximately 40% for the three months ended September 30, 2015 as compared to revenues reported for the same period in the last fiscal year. The increase in revenues for the current period compared to the same period in the last fiscal year is primarily attributable to the Company’s progress in introducing and commercializing fuel storage systems, growing its customer base, and gaining market share over the past year.

The Company also anticipates that its cost of goods sold will increase approximately 38% and its net operating loss will decrease by approximately 8% compared to the same period in the last fiscal year. The increase is in cost of goods sold is primarily attributable to higher product sales and and incremental expenses incurred associated with the introduction of new and next generation fuel storage modules and for the establishment of outside facilities that support the installation and servicing of its products.

________________________________________________________________________
Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2015	By:	/s/ Kenneth R. Lombardo Title: General Counsel